To: Corporate Governance & Nominating Committee
Board of Directors of B2Gold Corp.

From: Kevin Bullock

Date: May 29, 2014

This is to notify you that **effective immediately** I am resigning from the Corporate Governance and Nominating Committee of B2Gold Corp.

Kevin Bullock